

Mail Stop 4720

July 28, 2017

Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

      **Re:    Berkshire Hills Bancorp, Inc.**
              **Registration Statement on Form S-4**
              **Filed July 20, 2017**
              **File No. 333-219372**

Dear Mr. Daly:

     This is to advise you that we have not reviewed and will not review your registration statements.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

                      Sincerely,

                      /s/ Era Anagnosti

                      Era Anagnosti
                      Legal Branch Chief
                      Office of Financial Services

cc:  Lawrence M. F. Spaccasi, Esq.